UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-39754

DOMA HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

201 Spear St., Suite 06-106
San Francisco, CA 94105
650-419-3827
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, 25 whole warrants exercisable for one share of common stock at an exercise price of $287.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On September 27, 2024, pursuant to the Agreement and Plan of Merger, dated as of March 28, 2024, by and among Doma Holdings, Inc., a Delaware corporation (the “Company”), RE Closing Buyer Corp., a Delaware corporation (“Parent”), and RE Closing Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Such number does not include the seven (7) holders of Warrants which Warrants, as of the effective time of the Merger, ceased to be exercisable into common shares or any other securities of the Company and instead are exercisable only for merger consideration which, when reduced for the exercise price of such warrants, is $0 per warrant share.

Pursuant to the requirements of the Securities Exchange Act of 1934, Doma Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 7, 2024

DOMA HOLDINGS, INC.

By:	/s/ Matthew S. Kabaker
Name: Matthew S. Kabaker
Title: President